UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Medicines Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3324394
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

8 Campus Drive Parsippany, New Jersey	07054
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:        None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

On May 25, 2005, the registrant’s stockholders approved an amendment to the registrant’s third amended and restated certificate of incorporation, increasing the number of shares of common stock authorized for issuance from 75,000,000 to 125,000,000.  This Amendment No. 1 on Form 8-A/A amends and restates the Form 8-A (File No. 000-31191) filed by the registrant with the Securities and Exchange Commission on July 28, 2000.  The terms “we,” “us,” and “our” as used herein refer to The Medicines Company.

Item 1.    Description of Registrant’s Securities to be Registered.

General

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $1.00 per share.  The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our third restated certificate of incorporation, as amended, and amended and restated by-laws filed as exhibits to this registration statement, and to Delaware corporate law.  We refer herein to our third restated certificate of incorporation, as amended, as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. The affirmative vote of the holders of a majority of the stock present or represented and voting on a matter is required to approve the matter (except when a different vote is required by law, our certificate of incorporation or our by-laws), and any election by stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Our board of directors is divided into three classes as nearly equal in size as possible. The term of each class of directors is three years, and the terms of the three classes are staggered so that only one class is elected each year. At each annual meeting of stockholders, directors are elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring.

Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any then-outstanding preferred stock. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets  available for distribution to our stockholders, subject to the preferential rights of any then-outstanding preferred stock.  Holders of our common stock have no preemptive, subscription, redemption or conversion rights associated with the common stock.  The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Undesignated Preferred Stock

Our certificate of incorporation provides that we may issue up to 5,000,000 shares of preferred stock from time to time in one or more series as may be determined by our board of directors.  Our board of directors has broad discretionary authority with respect to the  terms of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•                  the number of shares;

•                  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges, preemption rights and liquidation preferences; and

•                  any qualifications, limitations or restrictions, including any restriction on the repurchase or redemption of shares while there is any arrearage in the payment of dividends.

The authorized shares of preferred stock will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock.  Our board of directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent the completion of a  change in control of us or a change in our management.  Our board of directors could also issue preferred stock having terms that could discourage a proxy contest or  acquisition attempt, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

We have elected to be governed by the provisions of Section 203 of the Delaware corporate law statute, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•                  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•                  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our certificate of incorporation and by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 75% of the votes which all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, the size of our board of directors is determined by resolution of the board of directors.  Any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies, as well as the classification of our board of directors provided in our certificate of incorporation and by-laws, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our certificate of incorporation and by-laws provide that stockholders may not take any action by written consent in lieu of a meeting.   In addition, our certificate of incorporation and by-laws provide that only our board of directors, the chairman of the board or our president may call special meetings of stockholders. Under our by-laws, a stockholder must provide us with advance notice, and certain information specified in our by-laws, in connection with nominations or proposals by such stockholder for consideration at an annual meeting.  These provisions could have the effect of delaying actions that are favored by the holders of a majority of our outstanding voting securities.

The Delaware corporate law statute provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s  by-laws, unless a corporation’s certificate of incorporation requires a greater percentage or also confers the power upon the corporation’s directors.  Our by-laws may be amended, altered or repealed by:

•                  the affirmative vote of a majority of our directors, subject to any limitations set forth in the by-laws, or

•                  the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors.

The provisions described in the preceding two paragraphs that are included in our certificate of incorporation may only be amended or repealed by the affirmative vote of a majority of our directors and the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors.  In each case, the 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Item 2.  Exhibits.

Exhibit No.	Description
4.1	Third Amended and Restated Certificate of Incorporation of the Registrant, as amended.

4.2	Amended and Restated By-Laws of the Registrant. Incorporated by reference to Exhibit 3.2 to the Registrant’s annual report on Form 10-K for the year ended December 31, 2001 (File No. 000-31191).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE MEDICINES COMPANY

Date: July 14, 2005	By:	/s/ Steven H. Koehler
Steven H. Koehler
Senior Vice President, Chief Financial Officer, Treasurer and Secretary